CUSIP NO. 909420101         13G





                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                         (Amendment No. 2)


                United Asset Management Corporation
                         (Name of Issuer)

                    Common Stock, no par value
                  (Title of Class of Securities)

                             909420101
                          (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Franklin Mutual Advisers, LLC


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            9,613,431(See Item 4)

      6.    SHARED VOTING POWER


      7.    SOLE DISPOSITIVE POWER

            9,613,431 (See Item 4)

      8.    SHARED DISPOSITIVE POWER


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,613,431

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      16.4%

12.   TYPE OF REPORTING PERSON

      IA
Item 1.
(a)  Name of Issuer:

     United Asset Management Corporation

(b)  Address of Issuer's Principal Executive Offices:

     One International Place
     Boston, MA  02110


Item 2.
(a)  Name of Person Filing:

     (i):   Franklin Mutual Advisers, LLC


(b)  Address of Principal Business Office:

     (i):   51 John F. Kennedy Parkway
            Short Hills, NJ  07078

(c)  Place of Organization or Citizenship:

     (i): Delaware

 (d)  Title of Class of Securities:

     Common Stock, no par value

(e)  CUSIP Number:

     909420101


Item 3.  The person filing this Schedule 13G is:

              Franklin Mutual Advisers, LLC
              (e)  Investment Adviser


Item 4.  Ownership

The securities reported on herein are beneficially owned by one or more open-end investment companies or other managed accounts which, pursuant to advisory contracts, are advised by Franklin Mutual Advisers, LLC ("FMA"), formerly Franklin Mutual Advisers, Inc., an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to FMA all investment and voting power over the securities owned by such advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, its parent holding company, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates each report the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, because FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FMA is of the view that it is not acting as a "group" with FRI, the Principal Shareholders, or their respective affiliates for purposes of Section 13(d) under the 1934 Act and that none of them are otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

   (a) Amount Beneficially Owned:

        9,613,431

   (b) Percent of Class:

       16.4%



   (c) Number of Shares as to which such person has:

     (i) Sole power to vote or to direct the vote

         Franklin Mutual Advisers, LLC:           9,613,431


    (ii) Shared power to vote or to direct the vote


   (iii) Sole power to dispose or to direct the disposition of

         Franklin Mutual Advisers, LLC:           9,613,431


    (iv) Shared power to dispose or to direct the disposition of



Item 5.  Ownership of Five Percent or Less of a Class
       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

       The clients of Franklin Mutual Advisers, LLC, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive dividends from as well as the proceeds from the sale of such securities reported on in this statement. Mutual Beacon, a series of Franklin Mutual Series Fund Inc., a company registered under the Investment Company Act of 1940, has an interest in more than 5% of the class of securities reported on herein. Mutual Shares, a series of Franklin Mutual Series Fund Inc., a company registered under the Investment Company Act of 1940, has an interest in more than 5% of the class of securities reported on herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
       Holding Company

         Not Applicable



Item 8.  Identification and Classification of Members of the Group

         Not Applicable


Item 9.  Notice of Dissolution of Group

         Not Applicable
Item 10. Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 13, 2000


Franklin Mutual Advisers, LLC
(Registrant)


By:  Franklin/Templeton Distributors, Inc.
Its: Managing Member





/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary